SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Roan Resources, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

769755109
(CUSIP Number)

December 31, 2018
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 769755109
(1)	Names of Reporting Persons
JVL Advisors, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization	Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	77,604,936 (1)
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	77,604,936 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	77,604,936 (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
(11)	Percent of Class Represented by Amount in Row (9)	50.87% (2)
(12)	Type of Reporting Person (See Instructions)	OO

(1) Consists of (i) 76,269,766 shares owned by Roan Holdings, LLC (“Roan Holdings”) and (ii) 1,335,170 aggregate shares owned by Asklepios Energy Fund, LP, Hephaestus Energy Fund, LP, Luxiver WI, LP, LVPU, LP, Navitas Fund, LP, Blackbird 1846 Energy Fund, LP, Children’s Energy Fund, LP, and Panakeia Energy Fund, LP (collectively, in such capacity, the “Lovoi Entities”) controlled by JVL Advisors, LLC (“JVL”). JVL, indirectly through its investment management arrangements with Asklepios Energy Fund, LP, Hephaestus Energy Fund, LP, Luxiver WI, LP, LVPU, LP, Midenergy Partners II, LP, Navitas Fund, LP, Blackbird 1846 Energy Fund, LP, Children’s Energy Fund, LP, SPQR Energy, LP and Panakeia Energy Fund, LP (collectively, in such capacity, the “JVL Funds”), beneficially owns an approximate 73.61% interest in Roan Holdings and has the contractual right to nominate a majority of the members of the board of managers of Roan Holdings, which board of managers exercises voting and dispositive power over all securities held by Roan Holdings. The board of managers of Roan Holdings consists of four managers, of which JVL has nominated three, Paul B. Loyd, Jr., Michael P. Raleigh and Kelly Loyd. As a result, JVL may be deemed to beneficially own all of the reported securities held by Roan Holdings. JVL also exercises voting and dispositive power over all securities held by the Lovoi Entities and may be deemed to be the beneficial owner thereof.  Mr. Lovoi is the sole member of, and exercises investment management control over, JVL. Each of Messrs. Lovoi, Paul Loyd, Raleigh, Kelly Loyd, JVL, the JVL Funds and the Lovoi Entities disclaims beneficial ownership of the reported securities in excess of such entity’s or person’s respective pecuniary interest therein.

(2) Calculated based upon 152,539,532 shares of Class A Common Stock, par value $0.001 per share (the “Common Stock”) outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed with the Security and Exchange Commission (the “Commission”) on November 13, 2018.

CUSIP No. 769755109
(1)	Names of Reporting Persons
John V. Lovoi
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization	Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	77,604,936 (1)
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	77,604,936 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	77,604,936 (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
(11)	Percent of Class Represented by Amount in Row (9)	50.87% (2)
(12)	Type of Reporting Person (See Instructions)	IN

(1) Consists of (i) 76,269,766 shares owned by Roan Holdings and (ii) 1,335,170 shares owned by the Lovoi Entities controlled indirectly by Mr. Lovoi through JVL. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL. JVL, indirectly through its investment management arrangements with the JVL Funds, beneficially owns an approximate 73.61% interest in Roan Holdings and has the contractual right to nominate a majority of the members of the board of managers of Roan Holdings, which board of managers exercises voting and dispositive power over all securities held by Roan Holdings. The board of managers of Roan Holdings consists of four managers, of which JVL has nominated three, Paul B. Loyd, Jr., Michael P. Raleigh and Kelly Loyd. Each of the JVL Funds is controlled indirectly by John V. Lovoi. As a result, Mr. Lovoi may be deemed to beneficially own all of the reported securities held by Roan Holdings. Mr. Lovoi also exercises voting and dispositive power over all securities held by the Lovoi Entities and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL. Each of Messrs. Lovoi, Paul Loyd, Raleigh, Kelly Loyd, JVL, the JVL Funds and the Lovoi Entities disclaims beneficial ownership of the reported securities in excess of such entity’s or person’s respective pecuniary interest therein.

(2) Calculated based upon 152,539,532 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed with the Commission on November 13, 2018.

CUSIP No. 769755109
(1)	Names of Reporting Persons
Roan Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization	Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	76,269,766 (1)
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	76,269,766 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	76,269,766 (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
(11)	Percent of Class Represented by Amount in Row (9)	50.0% (2)
(12)	Type of Reporting Person (See Instructions)	OO

(1) Represents shares of Common Stock owned directly by the Reporting Person. JVL, indirectly through its investment management arrangements with the JVL Funds, beneficially owns an approximate 73.61% interest in the Reporting Person and has the contractual right to nominate a majority of the members of the board of managers of the Reporting Person, which board of managers exercises voting and dispositive power over all securities held by the Reporting Person. The board of managers of Reporting Person consists of four managers, of which JVL has nominated three, Paul B. Loyd, Jr., Michael P. Raleigh and Kelly Loyd. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL. Each of Messrs. Lovoi, Paul Loyd, Raleigh, Kelly Loyd, JVL, and the JVL Funds disclaims beneficial ownership of the reported securities in excess of such entity’s or person’s respective pecuniary interest therein.

(2) Calculated based upon 152,539,532 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed with the Commission on November 13, 2018.

CUSIP No. 769755109
(1)	Names of Reporting Persons
Luxiver WI, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization	Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	327,683 (1)
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	327,683 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	327,683 (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
(11)	Percent of Class Represented by Amount in Row (9)	0.21% (2)
(12)	Type of Reporting Person (See Instructions)	PN

(1) Represents shares of Common Stock owned directly by the Reporting Person. JVL exercises voting and dispositive power over all securities held by the Reporting Person and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL. Each of Mr. Lovoi and JVL disclaims beneficial ownership of the reported securities in excess of such entity’s or person’s respective pecuniary interest therein.

(2) Calculated based upon 152,539,532 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed with the Commission on November 13, 2018.

CUSIP No. 769755109
(1)	Names of Reporting Persons
Navitas Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization	Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	186,083 (1)
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	186,083 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	186,083 (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
(11)	Percent of Class Represented by Amount in Row (9)	0.12% (2)
(12)	Type of Reporting Person (See Instructions)	PN

(1) Represents shares of Common Stock owned directly by the Reporting Person. JVL exercises voting and dispositive power over all securities held by the Reporting Person and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL. Each of Mr. Lovoi and JVL disclaims beneficial ownership of the reported securities in excess of such entity’s or person’s respective pecuniary interest therein.

(2) Calculated based upon 152,539,532 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed with the Commission on November 13, 2018.

CUSIP No. 769755109
(1)	Names of Reporting Persons
Hephaestus Energy Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization	Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	293,771 (1)
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	293,771 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	293,771 (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
(11)	Percent of Class Represented by Amount in Row (9)	0.19% (2)
(12)	Type of Reporting Person (See Instructions)	PN

(1) Represents shares of Common Stock owned directly by the Reporting Person. JVL exercises voting and dispositive power over all securities held by the Reporting Person and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL. Each of Mr. Lovoi and JVL disclaims beneficial ownership of the reported securities in excess of such entity’s or person’s respective pecuniary interest therein.

(2) Calculated based upon 152,539,532 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed with the Commission on November 13, 2018.

CUSIP No. 769755109
(1)	Names of Reporting Persons
Children’s Energy Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization	Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	138,401 (1)
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	138,401 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	138,401 (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
(11)	Percent of Class Represented by Amount in Row (9)	0.09% (2)
(12)	Type of Reporting Person (See Instructions)	PN

(1) Represents shares of Common Stock owned directly by the Reporting Person. JVL exercises voting and dispositive power over all securities held by the Reporting Person and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL. Each of Mr. Lovoi and JVL disclaims beneficial ownership of the reported securities in excess of such entity’s or person’s respective pecuniary interest therein.

(2) Calculated based upon 152,539,532 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed with the Commission on November 13, 2018.

CUSIP No. 769755109
(1)	Names of Reporting Persons
LVPU, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization	Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	102,456 (1)
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	102,456 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	102,456 (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
(11)	Percent of Class Represented by Amount in Row (9)	0.07% (2)
(12)	Type of Reporting Person (See Instructions)	PN

(1) Represents shares of Common Stock owned directly by the Reporting Person. JVL exercises voting and dispositive power over all securities held by the Reporting Person and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL. Each of Mr. Lovoi and JVL disclaims beneficial ownership of the reported securities in excess of such entity’s or person’s respective pecuniary interest therein.

(2) Calculated based upon 152,539,532 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed with the Commission on November 13, 2018.

CUSIP No. 769755109
(1)	Names of Reporting Persons
Asklepios Energy Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization	Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	52,584 (1)
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	52,584 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	52,584 (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
(11)	Percent of Class Represented by Amount in Row (9)	0.03% (2)
(12)	Type of Reporting Person (See Instructions)	PN

(1) Represents shares of Common Stock owned directly by the Reporting Person. JVL exercises voting and dispositive power over all securities held by the Reporting Person and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL. Each of Mr. Lovoi and JVL disclaims beneficial ownership of the reported securities in excess of such entity’s or person’s respective pecuniary interest therein.

(2) Calculated based upon 152,539,532 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed with the Commission on November 13, 2018.

CUSIP No. 769755109
(1)	Names of Reporting Persons
Panakeia Energy Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization	Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	91,861 (1)
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	91,861 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	91,861 (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
(11)	Percent of Class Represented by Amount in Row (9)	0.06% (2)
(12)	Type of Reporting Person (See Instructions)	PN

(1) Represents shares of Common Stock owned directly by the Reporting Person. JVL exercises voting and dispositive power over all securities held by the Reporting Person and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL. Each of Mr. Lovoi and JVL disclaims beneficial ownership of the reported securities in excess of such entity’s or person’s respective pecuniary interest therein.

(2) Calculated based upon 152,539,532 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed with the Commission on November 13, 2018.

CUSIP No. 769755109
(1)	Names of Reporting Persons
Blackbird 1846 Energy Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization	Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power	0
	(6)	Shared Voting Power	142,331 (1)
	(7)	Sole Dispositive Power	0
	(8)	Shared Dispositive Power	142,331 (1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person	142,331 (1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
(11)	Percent of Class Represented by Amount in Row (9)	0.09% (2)
(12)	Type of Reporting Person (See Instructions)	PN

(1) Represents shares of Common Stock owned directly by the Reporting Person. JVL exercises voting and dispositive power over all securities held by the Reporting Person and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL. Each of Mr. Lovoi and JVL disclaims beneficial ownership of the reported securities in excess of such entity’s or person’s respective pecuniary interest therein.

(2)Calculated based upon 152,539,532 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed with the Commission on November 13, 2018.

CUSIP No. 769755109

Item 1(a). Name of Issuer: The name of the issuer is Roan Resources, Inc., a Delaware corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices: The address of the Issuer’s principal executive offices is 14701 Hertz Quail Springs Pkwy, Oklahoma City, OK 73134.

Item 2(a). Name of Person Filing: This statement is jointly filed by:

(a)	JVL Advisors, LLC, a Texas limited liability company (“JVL”);
(b)	John V. Lovoi, an individual resident of Texas (“Mr. Lovoi”);
(c)	Roan Holdings, LLC, a Delaware limited liability company (“Roan Holdings”);
(d)	Luxiver WI, LP, a Texas limited partnership (“Luxiver”);
(e)	Navitas Fund, LP, a Texas limited partnership (“Navitas”);
(f)	Hephaestus Energy Fund, LP, a Delaware limited partnership (“Hephaestus”);
(g)	Children’s Energy Fund, LP, a Delaware limited partnership (“Children’s Fund”);
(h)	LVPU, LP, a Delaware limited partnership (“LVPU”);
(i)	Asklepios Energy Fund, LP, a Texas limited partnership (“Asklepios”);
(j)	Panakeia Energy Fund, LP, a Delaware limited partnership (“Panakeia”); and
(k)	Blackbird 1846 Energy Fund, LP, a Delaware limited partnership (“Blackbird”).

Each of JVL, Mr. Lovoi, Roan Holdings, Luxiver, Navitas, Hephaestus, Children’s Fund, LVPU, Asklepios, Panakeia and Blackbird is referred to individually as “Reporting Person” and collectively, the “Reporting Persons”. The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b). Address of Principal Business Office or, if None, Residence: The principal business office address of the Reporting Persons is 10000 Memorial Dr., Suite 550, Houston, Texas 77024.

Item 2(c). Citizenship: Mr. Lovoi is a citizen of the United States of America. Each of Roan Holdings, Hephaestus, Children’s Fund, LVPU, Panakeia and Blackbird is organized under the laws of the state of Delaware. Each of JVL, Luxiver, Navitas and Asklepios is organized under the laws of the state of Texas.

Item 2(d). Title of Class of Securities: Class A common stock, par value $0.001 per share (the “Common Stock”).

Item 2(e). CUSIP Number: 769755109

Item 3. If this statement is filed pursuant to § 240.13d-1(b), or § 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐             Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐             Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐             Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐             Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐             An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐             An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐            A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐            A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐             A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐             A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k) ☐            Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 769755109

Item 4. Ownership.

The percent of class provided for each Reporting Person below is made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended and is based on 152,539,532 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018 filed with the Commission on November 13, 2018.

(i)          JVL does not directly own any shares of Issuer’s Common Stock. JVL, (i) indirectly through its investment management arrangements with the JVL Funds, beneficially owns an approximate 73.61% interest in Roan Holdings and has the contractual right to nominate a majority of the members of the board of managers of Roan Holdings, which board of managers exercises voting and dispositive power over all securities held by Roan Holdings, and (ii) exercises voting and dispositive power over all securities held by the Lovoi Entities, and thus beneficially owns, and may be deemed to possess shared voting and dispositive powers with respect to 77,604,936 shares of Issuer’s Common Stock collectively held by these entities, representing approximately 50.87% of the issued and outstanding shares of Issuer’s Common Stock.

(ii)         Mr. Lovoi does not directly own any shares of Issuer’s Common Stock. As further described in Schedule A, Mr. Lovoi is a managing member of the ultimate controlling entity of each of the Lovoi Entities and thus beneficially owns, and may be deemed to possess shared voting and dispositive powers with respect to the Issuer’s Common Stock held by the Lovoi Entities. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL. JVL, indirectly through its investment management arrangements with the JVL Funds, beneficially owns an approximate 73.61% interest in Roan Holdings and has the contractual right to nominate a majority of the members of the board of managers of Roan Holdings, which board of managers exercises voting and dispositive power over all securities held by Roan Holdings. Each of the JVL Funds is controlled indirectly by John V. Lovoi. Consequently, Mr. Lovoi may be deemed to beneficially own all of the reported securities held by Roan Holdings. As a result, Mr. Lovoi beneficially owns and may be deemed to possess shared voting and dispositive powers with respect to 77,604,936 shares of Issuer’s Common Stock collectively held by Roan Holdings and the Lovoi Entities, representing approximately 50.87% of the issued and outstanding shares of Issuer’s Common Stock.

(iii)        Roan Holdings is the sole owner of, and shares with JVL and Mr. Lovoi the power to vote and dispose of, 76,269,766 shares of Issuer’s Common Stock (50.00%). JVL, indirectly through its investment management arrangements with the JVL Funds, beneficially owns an approximate 73.61% interest in Roan Holdings and has the contractual right to nominate a majority of the members of the board of managers of Roan Holdings, which board of managers exercises voting and dispositive power over all securities held by Roan Holdings. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL. As a result, JVL and Mr. Lovoi may be deemed to exercise voting and dispositive power over all securities held by Roan Holdings and may be deemed to be the beneficial owners thereof.

(iv)        Luxiver is the sole owner of, and shares with JVL and Mr. Lovoi the power to vote and dispose of, 327,683 shares of Issuer’s Common Stock (0.21%). JVL exercises voting and dispositive power over all securities held by Luxiver and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL.

(v)         Navitas is the sole owner of, and shares with JVL and Mr. Lovoi the power to vote and dispose of, 186,083 shares of Issuer’s Common Stock (0.12%). JVL exercises voting and dispositive power over all securities held by Navitas and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL.

(vi)        Hephaestus, is the sole owner of, and shares with JVL and Mr. Lovoi the power to vote and dispose of, 293,771 shares of Issuer’s Common Stock (0.19%). JVL exercises voting and dispositive power over all securities held by Hephaestus and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL.

(vii)       Children’s Fund is the sole owner of, and shares with JVL and Mr. Lovoi the power to vote and dispose of, 138,401 shares of Issuer’s Common Stock (0.09%). JVL exercises voting and dispositive power over all securities held by Children’s Fund and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL.

(viii)      LVPU is the sole owner of, and shares with JVL and Mr. Lovoi the power to vote and dispose of, 102,456 shares of Issuer’s Common Stock (0.07%). JVL exercises voting and dispositive power over all securities held by LVPU and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL.

(ix)         Asklepios is the sole owner of, and shares with JVL and Mr. Lovoi the power to vote and dispose of, 52,584 shares of Issuer’s Common Stock (0.03%). JVL exercises voting and dispositive power over all securities held by Asklepios and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL.

CUSIP No. 769755109

(x)          Panakeia is the sole owner of, and shares with JVL and Mr. Lovoi the power to vote and dispose of, 91,861 shares of Issuer’s Common Stock (0.06%). JVL exercises voting and dispositive power over all securities held by Panakeia and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL.

(xi)         Blackbird is the sole owner of, and shares with JVL and Mr. Lovoi the power to vote and dispose of, 142,331 shares of Issuer’s Common Stock (0.09%). JVL exercises voting and dispositive power over all securities held by Blackbird and may be deemed to be the beneficial owner thereof. Mr. Lovoi is the sole member of, and exercises investment management control over, JVL.

The information provided on the cover pages with respect to the beneficial ownership of each of the Reporting Persons is incorporated herein by reference. The above Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this Schedule 13G shall not be deemed an admission that the Reporting Persons are the beneficial owners of the reported securities for purposes of Section 16 or for any other purpose.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications.

Not applicable.

CUSIP No. 769755109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019
JVL ADVISORS, LLC

	By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

/s/ John V. Lovoi
John V. Lovoi

ROAN HOLDINGS, LLC

	By:	/s/ Paul B. Loyd, Jr.
Name: Paul B. Loyd, Jr.
Title: President

LUXIVER, LP

By: LB Luxiver GP, LP, a Texas limited partnership, its General Partner
By: LB Luxiver, LLC, a Texas limited liability company, its General Partner
By: Lobo Baya, LLC, a Texas limited liability company, its sole Member

	By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

NAVITAS FUND, LP

By: JVL Partners, L.P., a Texas limited partnership, its General Partner
By: JVL Advisors, LLC, its General Partner

	By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

CUSIP No. 769755109

HEPHAESTUS ENERGY FUND, LP

By: Hephaestus Energy Fund GP, LP, a Texas limited partnership, its General Partner
By: HEF GP, LLC, a Texas limited liability company, its General Partner
By: JVL Advisors, LLC, its sole Member

By:	/s/ John V. Lovoi

CHILDREN’S ENERGY FUND, LP

By: Children’s Energy Fund GP, LP, a Texas limited partnership, its General Partner
By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

LVPU, LP

By: LVPU GP, LP, a Texas limited partnership, its General Partner
By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

ASKLEPIOS ENERGY FUND, LP

By: Asklepios Energy GP, LP, a Texas limited partnership, its General Partner
By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

CUSIP No. 769755109

PANAKEIA ENERGY FUND, LP

By: Panakeia Energy Fund GP, LP, a Texas limited partnership, its General Partner
By: PEF GP, LLC, a Texas limited liability company, its General Partner
By: JVL Advisors, LLC, its sole Member

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

BLACKBIRD 1846 ENERGY FUND, LP

By: Blackbird 1846 Energy Fund GP, L.P.,
its General Partner
By: JVL Advisors, LLC, its General Partner

By:	/s/ John V. Lovoi
Name: John V. Lovoi
Title: Manager

CUSIP No. 769755109

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement dated February 12, 2019.

CUSIP No. 769755109

Schedule A

The general partner of Luxiver, LP is LB Luxiver GP, LP. The general partner of LB Luxiver GP, LP is LB Luxiver, LLC. The sole managing member of LB Luxiver, LLC is Lobo Baya, LLC. The following individuals are the managing members of Lobo Baya, LLC: John V. Lovoi, Paul B. Loyd, Jr., Michael Raleigh, Norbert Csaszar, Kelly Loyd and Derek Michaelis. Such individuals expressly disclaim any beneficial ownership in the Evolution Common Stock, except to the extent of their pecuniary interests therein. The business address of such individuals is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Navitas Fund, LP is JVL Partners, L.P. The general partner of JVL Partners, L.P. is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Hephaestus Energy Fund, LP is Hephaestus Energy Fund GP, LP. The general partner of Hephaestus Energy Fund GP, LP is HEF GP, LLC. The sole member and manager of HEF GP, LLC is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Children’s Energy Fund, LP is Children’s Energy Fund GP, LP. The general partner of Children’s Energy Fund GP, LP is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of LVPU, LP is LVPU GP, LP. The general partner of LVPU GP, LP is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Asklepios Energy Fund, LP is Asklepios Energy Fund GP, LP. The general partner of Asklepios Energy Fund GP, LP is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Panakeia Energy Fund, LP is Panakeia Energy Fund GP, LP. The general partner of Panakeia Energy Fund GP, LP is PEF GP, LLC. The sole member and manager of PEF GP, LLC is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Evolution Common Stock, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.

The general partner of Blackbird 1846 Energy Fund, LP is Blackbird 1846 Energy Fund GP, L.P. The general partner of Blackbird 1846 Energy Fund GP, L.P. is JVL Advisors, LLC. John V. Lovoi is the sole member and manager of JVL Advisors, LLC. Such individual expressly disclaims any beneficial ownership in the Shares, except to the extent of his pecuniary interests therein. The business address of such individual is 10000 Memorial Drive, Suite 550, Houston, Texas 77024.